UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 18 November, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 18 November 2024: Results of the annual general meeting of Sasol Limited held on 15 November 2024

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL LIMITED HELD ON 15 NOVEMBER 2024

Sasol shareholders are hereby advised of the results of the business conducted at Sasol's annual general meeting held on Friday, 15 November 2024.

All the resolutions were passed by the requisite majority of voting rights exercised. The results are as follows:

1. The audited annual financial statements of the Company and the Group, including the reports of the directors, external auditors, the Audit Committee and the Safety, Social and Ethics Committee for the financial year ended 30 June 2024, were presented.

2. Non-binding advisory resolution number 1: To endorse, on a non-binding advisory basis, the Company's remuneration policy

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 336 386	72,43%	83,10%	16,90%	0,07%

3. Non-binding advisory resolution number 2: To endorse, on a non-binding advisory basis, the implementation report of the Company's remuneration policy

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
426 394 549	65,66%	93,47%	6,53%	6,84%

4. Ordinary resolution number 1- 1: To re-elect Ms K C Harper as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 379 466	72,44%	99,01%	0,99%	0,07%

5. Ordinary resolution number 1- 2: To re-elect Mr V D Kahla as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 218 817	72,41%	98,79%	1,21%	0,09%

6. Ordinary resolution number 1- 3: To re-elect Ms G M B Kennealy as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 369 970	72,43%	98,70%	1,30%	0,07%

7. Ordinary resolution number 1- 4: To re-elect Mr S Subramoney as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 232 310	72,41%	99,38%	0,62%	0,09%

8. Ordinary resolution number 2- 1: To elect Mr S Baloyi as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 501 490	72,45%	98,91%	1,09%	0,05%

9. Ordinary resolution number 2- 2: To elect Mr W P Bruns as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 505 237	72,46%	99,61%	0,39%	0,05%

10. Ordinary resolution number 2- 3: To elect Mr T J Cumming as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 371 592	72,43%	98,65%	1,35%	0,07%

11. Ordinary resolution number 2- 4: To elect Mr D G P Eyton as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 363 927	72,43%	99,17%	0,83%	0,07%

12. Ordinary resolution number 3: To appoint KPMG Inc, nominated by the Company's Audit Committee, as independent auditor of the Company and the Group

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 534 392	72,46%	79,89%	20,11%	0,04%

13. Ordinary resolution number 4- 1: To elect Mr D G P Eyton as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 331 141	72,43%	99,13%	0,87%	0,07%

14. Ordinary resolution number 4- 2: To elect Ms K C Harper as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 362 311	72,43%	99,32%	0,68%	0,07%

15. Ordinary resolution number 4- 3: To elect Ms G M B Kennealy (Chairman) as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 360 797	72,43%	99,27%	0,73%	0,07%

16. Ordinary resolution number 4- 4: To elect Mr S Subramoney as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 336 091	72,43%	99,42%	0,58%	0,07%

17. Special resolution number 1: To authorise the Board to approve that financial assistance may be granted by the Company in terms of sections 44 and 45 of the Companies Act

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 059 345	72,39%	97,82%	2,18%	0,12%

18. Special resolution number 2: To authorise the Board to approve the general repurchase by the Company or by any of its subsidiaries, of any of the Company's ordinary shares and/or Sasol BEE Ordinary Shares

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 520 928	72,46%	79,93%	20,07%	0,04%

19. Special resolution number 3: To authorise the Board to approve the purchase by the Company (as part of a general repurchase in accordance with special resolution number 2), of its issued Ordinary or Sasol BEE Ordinary shares from a director and/ or a prescribed officer of the Company, and/or persons related to a director or prescribed officer of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 517 738	72,46%	77,95%	22,05%	0,05%

* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 649 375 104, as at Friday, 8 November 2024, being the Record Date of the annual general meeting.

** Based on the total number of shares that voted for or against a resolution at the annual general meeting.

18 November 2024
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 November 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary